UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2026

Lumen Technologies, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	001-7784	72-0651161
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 CenturyLink Drive
Monroe, Louisiana	71203
(Address of principal executive offices)	(Zip Code)

(318) 388-9000

(Telephone number, including area code)

Qwest Corporation

(Exact name of registrant as specified in its charter)

Colorado	001-03040	84-0273800
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

931 14th Street,
Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

(318) 388-9000

(Telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Lumen Technologies, Inc.	Common Stock, no-par value per share	LUMN	New York Stock Exchange
Lumen Technologies, Inc.	Preferred Stock Purchase Rights	N/A	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 20, 2026, Lumen Technologies, Inc. (“Lumen,” “us,” “we” or “our”) issued a press release announcing that it, together with Qwest Corporation (“Qwest”), its wholly-owned subsidiary, has entered into a Support Agreement, dated May 18, 2026 (the “Support Agreement”), with certain holders (together, the “Supporting Noteholders”) of Qwest’s Existing Notes (as defined below) with respect to its previously announced exchange offers (as amended as set forth in this press release, the “Exchange Offers”) to exchange Qwest’s outstanding 6.5% Notes due 2056 (the “Existing 2056 Notes”) and 6.75% Notes due 2057 (the “Existing 2057 Notes”, and collectively with the Existing 2056 Notes, the “Existing Notes”) for new notes to be issued by Qwest pursuant to the terms and conditions set forth in the Post-Effective Amendment (as defined below) to the Registration Statement on Form S-4, including a preliminary prospectus and consent solicitation statement forming a part thereof, dated May 20, 2026 (collectively, the “Prospectus”).

Pursuant to the Support Agreement, the Supporting Noteholders have agreed to tender an aggregate principal amount of approximately $456 million of Old Qwest Notes in the Exchange Offers, consisting of approximately $296.5 million of the Existing 2056 Notes and $159.5 million of the Existing 2057 Notes in the Exchange Offers no later than 5:00 p.m., Eastern Time, on June 2, 2026, on the terms set forth in the Exchange Offers.

The obligations of each party under the Support Agreement will be subject to customary termination provisions, including automatic termination of the Exchange Offers are terminated or have not been consummated by 5:00 p.m., New York City time, on June 30, 2026.

The foregoing is a summary of the material terms of the Support Agreement and does not purport to be complete, and is subject to, and qualified by, the Support Agreement in its entirety, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Item 8.01	Other Events.

On May 20, 2026, Lumen announced that it, together with Qwest, has amended the terms of its previously announced Exchange Offers. Pursuant to the amended terms of the Exchange Offers, Qwest is offering to exchange (i) any and all of the Existing 2056 Notes for newly issued 6.500% notes due 2051 (the “New 2051 Notes”) and (ii) any and all of the Existing 2057 Notes for newly issued 6.750% notes due 2052 (the “New 2052 Notes,” together with the New 2051 Notes, the “New Qwest Notes”) or New 2051 Notes, in each case upon the terms and subject to the conditions set forth in the Prospectus. In connection with the Exchange Offers, Qwest and Lumen are also soliciting consents from holders of each series of the Existing Notes to certain proposed amendments to the indentures governing the Existing Notes (the “Consent Solicitations”).

In connection with the amended terms, Qwest has eliminated the early tender participation date and extended the expiration date (as amended, the “Expiration Date”) and the withdrawal deadline (as amended, the “Withdrawal Deadline”) of each of the Exchange Offers to 5 p.m. ET on June 9, 2026.

Lumen has filed a post-effective amendment (the “Post-Effective Amendment”) to the Registration Statement relating to the Exchange Offers with the Securities and Exchange Commission (the “SEC”). The Post-Effective Amendment to the registration statement has not yet become effective and the New Qwest Notes may not be issued, nor may the Exchange Offers be consummated, prior to the time that the Post-Effective Amendment becomes effective.

Holders of the Existing Notes are urged to carefully read the Post-Effective Amendment before making any decision with respect to the Exchange Offers and Consent Solicitations. Copies of the Post-Effective Amendment pursuant to which the Exchange Offers and Consent Solicitations are being made may be obtained free of charge at the SEC’s website at www.sec.gov. or from D.F. King & Co., Inc., the information agent and exchange agent for the Exchange Offers and Consent Solicitations, at (800) 755-3105 (for information U.S. Toll-free) or (212) 257-2075 (information for banks and brokers).

This Current Report on Form 8-K is not an offer to buy or sell or the solicitation of an offer to sell with respect to any securities. The solicitation of offers to exchange the Existing Notes for New Qwest Notes is only being made pursuant to the terms of the Exchange Offers. Qwest is not making an offer of New Qwest Notes in any jurisdiction where the Exchange Offers are not permitted, and this Current Report on Form 8-K does not constitute an offer to participate in the Exchange Offers to any person in any jurisdiction where it is unlawful to make such an offer or solicitations.

The above-referenced press release is filed as Exhibit 99.1 to this Current Report and is incorporated herein by reference as if set forth in full.

Forward-Looking Statements

Except for historical and factual information, the matters set forth in this Current Report on Form 8-K identified by words such as “will,” “should,” “expects,” “anticipates,” “believes,” “plans,” “intends,” and similar expressions are forward-looking statements as defined by the federal securities laws, and are subject to the “safe harbor” protections thereunder. These forward-looking statements are not guarantees of future results and are based on current expectations only, and are subject to various uncertainties. Actual events and results may differ materially from those anticipated by us in those statements for several reasons, including those discussed in Exhibit 99.1. We may change our intentions or plans discussed in our forward-looking statements without notice at any time and for any reason.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

10.1	Support Agreement, dated May 18, 2026.

99.1	Press Release dated May 20, 2026, relating to the amendment of the previously announced exchange offers and consent solicitations.

104	Cover Page Interactive Data File (formatted in iXBRL in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lumen Technologies, Inc. and Qwest Corporation have duly caused this Current Report to be signed on their behalf by the undersigned officer hereunto duly authorized.

LUMEN TECHNOLOGIES, INC.

By:	/s/ Jennifer Hodges
Jennifer Hodges
Executive Vice President, Chief Legal Officer

QWEST CORPORATION

By:	/s/ Jennifer Hodges
Jennifer Hodges
Executive Vice President, Chief Legal Officer

Dated: May 20, 2026

Exhibit 10.1

Execution Version

May 18, 2026

Support Agreement

Lumen Technologies, Inc.

100 CenturyLink Drive,

Monroe, Louisiana

Attention: Chief Financial Officer

Qwest Corporation

931 14th Street,

Denver, Colorado

Attention: Chief Financial Officer

Ladies and Gentlemen:

You have advised each of the undersigned (each, acting through such of its affiliates, funds or branches as it deems appropriate, a “Support Party” and collectively, the “Support Parties”, “we” or “us”) that Qwest Corporation, a Colorado corporation (the “Issuer”), intends to issue new notes (the “New Notes”) on the terms set forth in the Registration Statement on Form S-4, including a prospectus and consent solicitation statement forming a part thereof, dated April 20, 2026, as supplemented as of the date hereof, and as the Company has agreed to be further modified on or promptly following the date hereof by a post-effective amendment (the “Post-Effective Amendment”) to such Registration Statement on Form S-4 to reflect the terms set forth under Annex A hereto (such prospectus and consent solicitation statement, as supplemented as of the date hereof and as the same may be further amended, supplemented or otherwise modified from time to time in accordance with this Support Agreement, the “Prospectus”), relating to the Issuer’s offer to exchange its outstanding 6.5% Notes due 2056 (the “Existing 2056 Notes”), and 6.75% Notes due 2057 (the “Existing 2057 Notes”, and collectively with the Existing 2056 Notes, the “Existing Notes”) for New Notes, to be fully and unconditionally guaranteed on an unsecured basis by Lumen Technologies, Inc. (“Lumen,” and together with the Issuer, the “Company” or “you”).

Capitalized terms used but not otherwise defined in this agreement (this “Support Agreement”) are used with the meanings assigned to such terms in the Prospectus.

1.	Commitments.

Each Support Party hereby agrees, subject to the terms and conditions contained herein, to validly tender or cause to be tendered, pursuant to and in accordance with the terms of the Exchange Offers set forth in the Prospectus, not later than 5:00 p.m., ET, on the date that is ten (10) business days following the date of filing of the Post-Effective Amendment, and not to withdraw all of the Existing Notes held or beneficially owned by such Support Party and its affiliates, branches and funds as of the date hereof (each such agreement by a Support Party, a “Tender Commitment”, and such agreements by all of the Support Parties collectively, the “Tender Commitments”, and the transactions contemplated by this Support Agreement, including the Exchange Offers, the “Transactions”). The Tender Commitments of each of the Support Parties hereto are expressly conditioned on and subject to the filing and effectiveness of the Post-Effective Amendment to reflect the terms set forth under Annex A as contemplated by the introductory paragraph of this Support Agreement and there being no amendment, modification or waiver to the Prospectus or the Exchange Offers that is adverse to any Support Party in the reasonable judgment of such Support Party (other than the Post-Effective Amendment to reflect the terms set forth under Annex A as contemplated by the introductory paragraph of this Support Agreement), including but not limited to any change that decreases the exchange consideration or the consent fee, any change to the terms of the Transactions or the terms of the New Notes that is adverse to any Support Party or any other change that adversely affects the rights of any Support Party thereunder in any material respect, including but not limited to any adverse change to pricing, exchange denominations or any other economic, legal or structural term of the Transactions (each, an “Adverse Change”) (it being understood that any extension of the expiration date of the Exchange Offers shall not be deemed an Adverse Change or change that adversely affects the rights of any Support Party in any material respect, so long as withdrawal rights are made available after June 30, 2026 in the event the Exchange Offers are extended past such date). If any such Adverse Change is made prior to expiration of the Exchange Offers, any Support Party may withdraw the Existing Notes held by such Support Party and tendered pursuant to the Exchange Offers pursuant to this Support Agreement and such Support Party’s obligations hereunder shall automatically terminate. On or promptly following the date hereof, you agree to file the Post-Effective Amendment with the U.S. Securities and Exchange Commission (the “SEC”) reflecting the terms set forth under Annex A as contemplated by the introductory paragraph of this Support Agreement, and to use commercially reasonable efforts to cause such Post-Effective Amendment to be declared effective by the SEC as soon as commercially practicable thereafter (it being understood and agreed that if the filing with the SEC of other amendments, registration statements and/or other filings is necessary or advisable in order for the Exchange Offers to be made in a manner consistent with this Support Agreement (including the terms set forth under Annex A) and in accordance with applicable securities laws, the Issuer shall use commercially reasonable efforts to make and, if applicable, be declared effective, such additional amendments, registration statements and/or filings, and, unless the context requires otherwise, references herein to the “Post-Effective Amendment” and the “Prospectus” shall be deemed to be references to the applicable filings pursuant to which the Exchange Offers are being made).

2.	Representations by Parties.

Each Support Party (for avoidance of doubt, acting through such of its affiliates, funds or branches as it deems appropriate) hereby represents and warrants, severally and not jointly, to the Issuer that the following statements are true and correct as of the date hereof: (a) such Support Party is: (i) a “qualified institutional buyer” as defined in Rule 144A under the Securities Act or (ii) an institution that is an accredited investor, as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) of Regulation D; (b) such Support Party has the requisite knowledge and experience in financial and business matters so that it is capable of evaluating the merits and risks of the Transactions, and has independently evaluated the merits and risks regarding the Transactions and wishes to enter into this Support Agreement and consummate the Transactions contemplated hereby in accordance with its terms; (c) such Support Party acknowledges that, except to the extent provided in the last paragraph of this Section 2, none of the Issuer, any of its affiliates or any other person acting on their behalf, including, without limitation, any advisor of any of the foregoing has made or is making any contractual representation or warranty to such Support Party or any other person, whether express or implied, of any kind or character (including, without limitation, as to the creditworthiness of the Issuer or its affiliates or as to the Transactions contemplated by this Support Agreement), and such Support Party is not relying upon, and has not relied upon, any such contractual representation or warranty made by any person regarding the Transactions contemplated by this Support Agreement or otherwise; (d) such Support Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (e) such Support Party has all requisite power and authority necessary for the execution, delivery and performance of this Support Agreement and to consummate the Transactions and this Support Agreement constitutes the legal, valid, and binding obligations of such Support Party, enforceable in accordance with the terms hereof, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (f) such Support Party has not previously tendered the Notes held thereby prior to the execution of this Support Agreement; and (g) such Support Party has disclosed and confirmed based on such Support Party’s internal books and records as of the date hereof, to Davis Polk & Wardwell LLP (“DPW”), as counsel to the Support Parties, the aggregate principal amount of (i) Existing 2056 Notes held or beneficially owned by such Support Party, its affiliates, branches and funds as of the date hereof and (ii) Existing 2057 Notes held or beneficially owned by such Support Party, its affiliates, branches and funds as of the date hereof, which amount, in each case, is subject to such Support Party’s Tender Commitment.

The parties acknowledge and agree that all representations, warranties, covenants, releases and other agreements made by any Support Party that is (i) an investment advisor, sub-advisor, manager of managed funds or accounts or trustee are being made solely in such Support Party’s capacity as an investment advisor, sub-advisor, manager to the beneficial owners of or trustee of a trust that holds Existing Notes, and shall not apply to (or be deemed to be made in relation to) such investment advisor, sub-advisor, manager or trustee in any other capacity, including, without limitation, in its capacity as an investment advisor, subadvisor, or manager of other managed funds or accounts or trustee of other trusts or (ii) a trading desk or group of an entity, are being made solely with respect to such trading desk or group that holds Existing Notes, and shall not apply to (or be deemed to be made in relation to) any other trading desk or group of such entity.

You hereby represent and warrant to the Support Parties that the following statements are true and correct as of the date hereof: (a) you are duly organized, validly existing and in good standing under the laws of your jurisdiction of organization; (b) you have all requisite power and authority necessary for the execution, delivery and performance of this Support Agreement and to consummate the Transactions; and (c) this Support Agreement constitutes the legal, valid, and binding obligations of you, enforceable in accordance with the terms hereof, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3.	Termination.

The obligations of each of the parties under this Support Agreement shall terminate automatically and without any further action by any party upon the earliest to occur of: (a) with respect to any Support Party, the mutual written consent of the Issuer and such Support Party, (b) your public announcement of the termination of the Exchange Offers without the consummation thereof, (c) the occurrence of any Adverse Change, (d) the Company commences, announces an intention to commence, or supports any exchange, consent solicitation, recapitalization, refinancing, amendment, waiver or other transaction with respect to the Existing Notes that is inconsistent with the Transactions, Annex A or this Support Agreement or that would reasonably be expected to impair the rights of any Support Party, (e) any representation or warranty of the Company in this Support Agreement shall have been untrue or inaccurate in any material respect, or the Company shall have breached any covenant or obligation under this Support Agreement, (f) the consummation and settlement of the Exchange Offers in accordance with the terms thereof, and (g) 5:00 p.m., E.T., on June 30, 2026; provided, in each case, (i) that any such termination shall not relieve any party hereto from any liability in connection with a breach of this Support Agreement that occurred prior to such termination and (ii) Sections 4 and 5 of this Support Agreement shall survive termination hereof.

4.	Governing Law; Jurisdiction; Waivers.

This Support Agreement, and any claim, controversy or dispute arising under or related to this Support Agreement, whether in tort, contract (at law or in equity) or otherwise, shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to principles of conflicts of law thereof to the extent such principles would cause the application of the law of another state. Each of the parties to this Support Agreement irrevocably and unconditionally (a) submits to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York (or

any appellate court therefrom) over any suit, action or proceeding arising out of or relating to this Support Agreement and (b) agrees that a final judgment in any such action may be enforced in any such court. Each of the parties to this Support Agreement agrees that service of any process by registered mail addressed to such person shall be effective service of process against such person for any suit, action or proceeding brought in any such court. Each of the parties to this Support Agreement irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or relating to this Support Agreement.

5.	Miscellaneous.

This Support Agreement is made solely for the benefit of the parties signatory hereto and nothing in this Support Agreement, expressed or implied, is intended to confer on any other person or entity any rights or remedies. This Support Agreement may not be amended or waived except by an instrument in writing signed by each party hereto. Neither this Support Agreement nor any of the rights or obligations hereunder shall be assignable by any party hereto without the prior written consent of each other party (and any purported assignment without such consent shall be null and void). This Support Agreement sets forth the entire understanding of the parties hereto as to the scope of the obligations of the parties hereunder, and supersedes all prior agreements, understandings and proposals between the parties hereto relating to the Transactions, except as may be agreed in writing by the parties hereto subsequent to the execution hereof. This Support Agreement may be executed in one or more counterparts (including electronic counterparts), each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Signatures delivered by .pdf, DocuSign or other electronic transmission shall be deemed original signatures for all purposes.

If any term or provision of this Support Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining terms and provisions shall not be affected, and the parties shall negotiate in good faith to replace such invalid, illegal or unenforceable provision with a valid, legal and enforceable provision that most closely reflects the original intent and economic effect of such provision.

You shall not disclose any Support Party’s identity (or use the name of any Support Party in any press release, public statement, or other public disclosure), except (a) to such of your affiliates, officers, directors, agents, employees, partners, members, controlling persons, attorneys, accountants and advisors on a confidential and need to know basis (to the extent necessary in connection with the Transactions) and who are informed of the confidential nature of such information and directed to maintain such confidentiality, (b) pursuant to (i) the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or legal process or, (ii) to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of counsel (in which case, to the extent permitted by law, you agree to use commercially reasonable efforts to inform DPW promptly thereof) or (c) with such Support Party’s prior written consent.

The Company acknowledges that each Support Party and its affiliates may trade in securities, loans, claims and other obligations of the Company and other persons, subject to applicable law. Nothing in this Support Agreement shall restrict any Support Party or its affiliates from trading, lending, borrowing, hedging, financing, pledging or otherwise transacting in any securities, loans, claims or other instruments, other than the express obligation to tender Existing Notes as set forth herein and subject to the terms and conditions hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned has executed this Support Agreement as of the date set forth above.

LUMEN TECHNOLOGIES, INC.

By:	/s/ Chris Stansbury
Name:	Chris Stansbury
Title:	President and Chief Financial Officer

QWEST CORPORATION

By:	/s/ Chris Stansbury
Name:	Chris Stansbury
Title:	President and Chief Financial Officer

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

IN WITNESS WHEREOF, each Support Party has executed this Support Agreement as of the date first set forth above.

[REMAINING SIGNATURE PAGES ON FILE]

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

ANNEX A

Capitalized terms used in this Annex A but not defined herein have the meanings given to such terms in the Support Agreement to which this Annex A is attached.

1.	Issuer of New Qwest Notes: Qwest Corporation (“Qwest”)

2.	Parent Guarantor of New Qwest Notes: Lumen Technologies, Inc. (“Lumen”)

3.	Exchange Notes:

a)

The 6.5% Notes due 2056 (the “Old 2056 Notes”) of Qwest will be exchanged par-for-par into new 6.5% notes of Qwest due September 1, 2051 (the “New 2051 Notes”),with the same interest payment dates and redemption price as the Old 2056 Notes

b)

The 6.75% Notes due 2057 of Qwest (the “Old 2057 Notes,” and together with the Old 2056 Notes, the “Existing Qwest Notes”) will be exchanged par-for-par into, at the election of each holder of the Old 2057 Notes, either (i) new 6.75% notes of Qwest due June 15, 2052, with the same interest payment dates and redemption price as the Old 2057 Notes (the “New 2052 Notes,” and together with the New 2051 Notes, the “New Qwest Notes”) or (ii) New 2051 Notes

4.

Accrued and Unpaid Interest: Exchange consideration will include accrued and unpaid interest on all Existing Qwest Notes accepted for exchange, from and including the most recent date on which interest was paid to but excluding the Settlement Date. Interest on the New Qwest Notes will accrue from and including the Settlement Date

5.	New Qwest Notes denominations:

a)

New 2051 Notes will have denominations of (i) $25 and integral multiples of $25 in excess thereof and (ii) $1 and integral multiples of $1 in excess thereof, to be issued under separate global notes (at least one global note for each denomination) having separate CUSIP numbers but otherwise constituting the same series for voting purposes, and issued under the same supplemental indenture

b)	New 2052 Notes will only have denominations of $25 and integral multiples of $25 in excess thereof

c)

Holders of Old 2056 Notes may elect to receive New 2051 Notes under the applicable global notes (i.e., in global notes providing for denominations of $25 and integral multiples of $25 in excess thereof, or providing for denominations of $1 and integral multiples of $1 in excess thereof)

d)	Holders of Old 2057 Notes electing to receive New 2051 Notes may only receive New 2051 Notes under the global note providing for denominations of $1 and integral multiples of $1 in excess thereof

6.	Consent Fee: Cash payment of $0.0625 per $25 principal amount of the Existing Qwest Notes validly tendered prior to the Expiration Date

7.

Exchange Consideration: $25 per $25 principal amount of Existing Qwest Notes validly tendered prior to the Expiration Date, subject to the minimum denomination selected and any rounding as described in the Prospectus (prior to giving effect to the Post-Effective Amendment), plus accrued and unpaid interest thereon as set forth above

8.	Early Participation Premium: None

9.	Early Participation Date: None

10.	Withdrawal Rights: Available throughout the pendency of the Exchange Offers until the initial Expiration Date

11.

Retail Broker Soliciting Dealer Fee: The Post-Effective Amendment may (but is not required to) provide that no soliciting dealer fee will be paid to retail brokers for any tender of a holder or beneficial owner that elects denominations of $1 and integral multiples in excess thereof

12.

Other Terms of the New Qwest Notes: Substantially the same as set forth in the Prospectus (prior to giving effect to the Post-Effective Amendment) in all material respects, including, without limitation, as to NYSE listing, guarantee provisions, covenants and events of default

Exhibit 99.1

Lumen Technologies, Inc. and Qwest Corporation Announce Entry into Support Agreement with

Certain Noteholders and Amendment to Previously Announced Exchange Offers

DENVER, May 20, 2026 – Lumen Technologies, Inc. (“Lumen,” “us,” “we” or “our”) (NYSE: LUMN) announced today that it, together with Qwest Corporation (“Qwest”), its wholly-owned subsidiary, has entered into a Support Agreement, dated May 18, 2026 (the “Support Agreement”), with certain holders (together, the “Supporting Noteholders”) of the Old Qwest Notes (as defined below) with respect to its previously announced exchange offers (as amended as set forth in this press release, the “Exchange Offers”) to exchange Qwest’s outstanding 6.5% Notes due 2056 (the “Existing 2056 Notes”) and 6.75% Notes due 2057 (the “Existing 2057 Notes”, and collectively with the Existing 2056 Notes, the “Old Qwest Notes”) for new notes to be issued by Qwest pursuant to the terms and conditions set forth in the Post-Effective Amendment (as defined below) to the Registration Statement on Form S-4, including a preliminary prospectus and consent solicitation statement forming a part thereof, dated May 20, 2026 (collectively, the “Preliminary Prospectus”). Lumen has also announced today that it, together with Qwest, has amended the terms of its previously announced Exchange Offers. In connection with the Exchange Offers, Qwest and Lumen are also soliciting consents from holders of each series of the Old Qwest Notes to certain proposed amendments to the indentures governing the Old Qwest Notes (the “Consent Solicitations”).

Support Agreement

Pursuant to the Support Agreement, the Supporting Noteholders have agreed to tender an aggregate principal amount of approximately $456 million of Old Qwest Notes in the Exchange Offers on the terms set forth in the Exchange Offers, consisting of approximately $296.5 million of Existing 2056 Notes and $159.5 million of Existing 2057 Notes, no later than 5:00 p.m., Eastern Time, on June 2, 2026. In exchange, the Supporting Noteholders will receive newly issued 6.500% Notes due 2051 (the “New 6.500% 2051 Notes”) or 6.750% Notes due 2052 (the “New 6.750% 2052 Notes,” together with the New 6.500% 2051 Notes, the “New Qwest Notes”), as applicable, by Qwest, on a par-for-par basis, to be fully and unconditionally guaranteed on an unsecured basis by Lumen. On or promptly following the date of the Support Agreement, Qwest and Lumen have agreed to file a post-effective amendment to the Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission reflecting certain modified terms of the Exchange Offers and the New Qwest Notes. The obligations of each party under the Support Agreement will terminate automatically and without any further action by any party upon the earliest to occur of: (a) with respect to any Supporting Noteholder, the mutual written consent of Qwest and such Supporting Noteholder, (b) our public announcement of the termination of the Exchange Offers without the consummation thereof, (c) the occurrence of any Adverse Change (as defined in the Support Agreement), (d) either Lumen or Qwest commences, announces an intention to commence, or supports any exchange, consent solicitation, recapitalization, refinancing, amendment, waiver or other transaction with respect to the Old Qwest Notes that is inconsistent with the Support Agreement or that would reasonably be expected to impair the rights of any Supporting Noteholders, (e) any representation or warranty of Lumen or Qwest in the Support Agreement shall have been untrue or inaccurate in any material respect, or Lumen or Qwest shall have breached any covenant or obligation under the Support Agreement, (f) the consummation and settlement of the Exchange Offers in accordance with the terms thereof, and (g) 5:00 p.m., New York City time, on June 30, 2026.

Post-Effective Amendment

Qwest has amended the terms of its previously announced Exchange Offers via a post-effective amendment (the “Post-Effective Amendment”) to the Registration Statement on Form S-4. Pursuant to the amended terms of the Exchange Offers, Qwest is offering to exchange (i) any and all of the Existing 2056 Notes for New 6.500% 2051 Notes, and (ii) any and all of the Existing 2057 Notes for New 6.750% 2052 Notes or New 6.500% 2051 Notes, in each case upon the terms and subject to the conditions set forth in the Preliminary Prospectus.

In connection with the amended terms, Qwest has eliminated the early tender participation date and extended the expiration date (as amended, the “Expiration Date”) and the withdrawal deadline (as amended, the “Withdrawal Deadline”) of each of the Exchange Offers to 5 p.m. ET on June 9, 2026.

Lumen and Qwest have filed the Post-Effective Amendment to the Registration Statement on Form S-4 relating to the Exchange Offers with the Securities and Exchange Commission (the “SEC”). The Post-Effective Amendment to the Registration Statement on Form S-4 has not yet become effective and the New Qwest Notes may not be issued, nor may the Exchange Offers be consummated, prior to the time that the Post-Effective Amendment becomes effective.

The proposed Exchange Offers and Consent Solicitations will be made only by means of a prospectus. Copies of the Preliminary Prospectus pursuant to which the Exchange Offers and Consent Solicitations are being made may be obtained from D.F. King & Co., Inc., the information agent and exchange agent for the Exchange Offers and Consent Solicitations. Requests for documentation and questions regarding procedures for tendering the Old Qwest Notes can be directed to D.F. King & Co., Inc. at (800) 755-3105 (for information U.S. Toll-free) or (212) 257-2075 (information for banks and brokers). Questions regarding the terms and conditions of the Exchange Offers and Consent Solicitations should be directed to the dealer manager, Morgan Stanley & Co. LLC, at Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, Attention: Global Debt Advisory Group, Collect: (212) 761-1057, Toll Free: (800) 624-1808, Email: lmny@morganstanley.com.

The consummation of each Exchange Offer and Consent Solicitation is subject to, and conditioned upon, the satisfaction or, where permitted, waiver of certain conditions, including, among other things, (i) the Registration Statement having been declared effective by the SEC and not being subject to a stop order by the SEC and (ii) the absence of any actual or threatened legal impediment to the acceptance for exchange of, or exchange of, the Old Qwest Notes.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release is for informational purposes only and is not an offer to buy or sell or the solicitation of an offer to sell with respect to any securities. The solicitation of offers to exchange the Old Qwest Notes for New Qwest Notes is only being made pursuant to the terms of the Exchange Offers. Qwest is not making an offer of New Qwest Notes in any jurisdiction where the Exchange Offers are not permitted, and this press release does not constitute an offer to participate in the Exchange Offers to any person in any jurisdiction where it is unlawful to make such an offer or solicitations.

Holders of the Old Qwest Notes are urged to carefully read the Preliminary Prospectus, the Registration Statement and the prospectus, when available, before making any decision with respect to the Exchange Offers and Consent Solicitations. None of Lumen, Qwest, the dealer managers, the trustee with respect to any series of Old Qwest Notes, the trustee with respect to any series of New Qwest Notes, the information agent and exchange agent for the Exchange Offers or any affiliate of any of them makes any recommendation as to whether holders of the Old Qwest Notes should exchange their Old Qwest Notes for New Qwest Notes in the Exchange Offers or deliver consents to the Proposed Amendments (as defined in the Preliminary Prospectus), and no one has been authorized by any of them to make such a recommendation.

Holders of the Old Qwest Notes must make their own decision as to whether to tender Old Qwest Notes and, if so, the principal amount of Old Qwest Notes to tender.

About Lumen Technologies

Lumen is unleashing the world’s digital potential. We ignite business growth by connecting people, data, and applications – quickly, securely, and effortlessly. As the trusted network for AI, Lumen uses the scale of our network to help companies realize AI’s full potential. From metro connectivity to long-haul data transport to our edge cloud, security, managed service, and digital platform capabilities, we meet our customers’ needs today and as they build for tomorrow. Lumen and Lumen Technologies are registered trademarks of Lumen Technologies, Inc. in the United States.

Forward-Looking Statements

Except for historical and factual information, the matters set forth in this release and other of our oral or written statements identified by words such as “estimates,” “expects,” “anticipates,” “believes,” “plans,” “intends,” and similar expressions are forward-looking statements. These forward-looking statements are not guarantees of future results and are based on current expectations only, are inherently speculative, and are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include, but are not limited to: failure of the conditions set forth in the Registration Statement to be satisfied or waived; the possibility that potential debt investors will not be receptive to the Exchange Offers or Consent Solicitations on the terms described above or at all; corporate developments that could preclude, impair or delay the above-described transactions due to restrictions under the federal securities laws; changes in Qwest or Lumen’s credit ratings; changes in the cash requirements, financial position, financing plans or investment plans of Qwest or Lumen or their respective affiliates; changes in general market, economic, tax, regulatory or industry conditions that impact the ability or willingness of Qwest or Lumen or their respective affiliates to consummate the above-described transactions on the terms described above or at all; and other risks referenced from time to time in the filings of Lumen or Qwest with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements for any reason, whether as a result of new information, future events or developments, changed circumstances, or otherwise. We may change our intentions, strategies or plans (including our plans expressed herein) without notice at any time and for any reason.

Media Contact:	Investor Contact:

Anita J. Gomes Anita.Gomes@lumen.com +1 858-229-8538	Jim Breen, CFA Investor.relations@lumen.com +1 603-404-7003